Exhibit 99.2

CONTACT:

CALVIN PRINTER Media Relations calvinprinter@drreddys.com (Ph: +91-40- 49002121)	KEDAR UPADHYE Investor Relations kedaru@drreddys.com (Ph: +91-40-66834297)
SAUNAK SAVLA Investor Relations saunaks@drreddys.com (Ph: +91-40- 49002135)	ASHISH GIROTRA (USA) Investor Relations ashishg@drreddys.com (Ph:+1 609-375-9805)

Press Release

For Immediate Release

Dr Reddy’s Laboratories Limited and AstraZeneca Pharma India Limited entered into a distribution agreement for saxagliptin and its fixed dose combination with metformin, in Type 2 Diabetes

Hyderabad, Friday 29 May 2015

Dr. Reddy’s Laboratories Ltd. (NYSE:RDY) and AstraZeneca Pharma India Limited (AZPIL)(BSE : 506820, NSE : ASTRAZEN, AZPIL) today announced that they have entered into a distribution agreement for Riax®, a new brand of saxagliptin and Riax-M a fixed dose combination of saxagliptin with metformin. Both Riax® and Riax M are trademarks of the AstraZeneca group. AZPIL already has two brands under the trademark Onglyza® and Kombiglyze® for saxagliptin and in fixed dose combination with metformin respectively, promoted and distributed in the Indian market.

Onglyza® (saxagliptin), AstraZeneca’s patented therapy, is an oral hypoglycemic (anti-diabetic therapy) in the dipeptidyl peptidase-4 (DPP-4) inhibitor class of drugs indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus in multiple clinical settings.

Alok Sonig, Senior Vice President and Head of India Business, Dr .Reddy’s Laboratories Limited said, “We are committed to addressing unmet needs of diabetes patients in India and are pleased to partner with AstraZeneca in launching saxagliptin and its combination with metformin, an important addition to our Diabetes franchise. This will expand access to innovative medicines to vast number of diabetes patients in India.”

Sanjay Murdeshwar, Managing Director, AstraZeneca Pharma India Limited commenting on the partnership said, “Diabetes is a disease of epidemic scale in India with over 65 million affected people. We at AstraZeneca are committed to transform patient care in Diabetes by offering innovative treatment options across the spectrum. This partnership reflects our constant endeavor to enhance patient’s access to novel treatment solutions like saxagliptin”

Dr. Reddy’s Laboratories Ltd will be distributing Riax® and Riax M in India. This partnership strengthens Dr. Reddy’s diabetes franchise in India. It enables AstraZeneca to expand usage of this molecule through wider reach to physicians and benefiting more number of diabetic patients.

CONTACT:

CALVIN PRINTER Media Relations calvinprinter@drreddys.com (Ph: +91-40- 49002121)	KEDAR UPADHYE Investor Relations kedaru@drreddys.com (Ph: +91-40-66834297)
SAUNAK SAVLA Investor Relations saunaks@drreddys.com (Ph: +91-40- 49002135)	ASHISH GIROTRA (USA) Investor Relations ashishg@drreddys.com (Ph:+1 609-375-9805)

NOTES TO EDITORS

About DPP-4

Saxagliptin belongs to the class of dipeptidyl peptidase-4 (DPP-4) inhibitors. Incretin hormones decrease elevated blood sugar levels (glucose) by increasing the body’s utilisation of sugar, mainly through increasing insulin production in the pancreas, and by reducing the liver’s production of glucose. DPP-4 inhibitors work by increasing the activity of the incretin hormones, increasing the release of insulin when glucose levels are elevated and reducing the levels of sugar produced by the liver.

About Type 2 Diabetes

Diabetes is estimated to affect about 63 million people in India and more than 382 million people worldwide. The prevalence of diabetes is projected to reach more than 592 million people worldwide by 2035. Type 2 diabetes is a chronic disease characterised by pathophysiologic defects leading to elevated glucose levels. Significant unmet needs still exist, as many patients remain inadequately controlled on their current glucose-lowering regimen. It is estimated that more than half of people living with type 2 diabetes do not achieve recommended HbA1c goals based on guidelines established by professional societies and advocacy organisations for diabetes management

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Their major therapeutic areas of focus in India are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

About AstraZeneca : AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit www.astrazeneca.com

CONTACT:

CALVIN PRINTER Media Relations calvinprinter@drreddys.com (Ph: +91-40- 49002121)	KEDAR UPADHYE Investor Relations kedaru@drreddys.com (Ph: +91-40-66834297)
SAUNAK SAVLA Investor Relations saunaks@drreddys.com (Ph: +91-40- 49002135)	ASHISH GIROTRA (USA) Investor Relations ashishg@drreddys.com (Ph:+1 609-375-9805)

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